UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

FLUOR CORPORATION

(Name of issuer)

Common Stock, $0.01 par value

(Title of class of securities)

343412102

(CUSIP number)

Lucie Kantrow

Bernhard Capital Partners

400 Convention Street, Suite 1010

Baton Rouge, LA 70802

(225) 228-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 343412102	Page 2 of 14

(1)	Names of Reporting Person ISICO-A, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 5,403,232
	(8)	Shared voting power 0
	(9)	Sole dispositive power 5,403,232
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 5,403,232
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 3.85%
(14)	Type of reporting person (see instructions)

13D

CUSIP No. 343412102	Page 3 of 14

(1)	Names of Reporting Person ISICO, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 8,268,246
	(8)	Shared voting power 0
	(9)	Sole dispositive power 8,268,246
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 8,268,246
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.90%
(14)	Type of reporting person (see instructions) OO

13D

CUSIP No. 343412102	Page 4 of 14

(1)	Names of Reporting Person BCP Fund II-A, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 5,403,232
	(8)	Shared voting power 0
	(9)	Sole dispositive power 5,403,232
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 5,403,232
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 3.85%
(14)	Type of reporting person (see instructions) PN

13D

CUSIP No. 343412102	Page 5 of 14

(1)	Names of Reporting Person BCP Fund II, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 8,268,246
	(8)	Shared voting power 0
	(9)	Sole dispositive power 8,268,246
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 8,268,246
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.90%
(14)	Type of reporting person (see instructions) PN

13D

CUSIP No. 343412102	Page 6 of 14

(1)	Names of Reporting Person BCP Fund GP II, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 13,571,478
	(8)	Shared voting power 0
	(9)	Sole dispositive power 13,571,478
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 13,571,478
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.75%
(14)	Type of reporting person (see instructions) PN

13D

CUSIP No. 343412102	Page 7 of 14

(1)	Names of Reporting Person BCP Fund UGP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 13,671,478
	(8)	Shared voting power 0
	(9)	Sole dispositive power 13,671,478
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 13,671,478
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.75%
(14)	Type of reporting person (see instructions) OO

13D

CUSIP No. 343412102	Page 8 of 14

(1)	Names of Reporting Person Jeffrey Scott Jenkins
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 13,671,478
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 13,671,478
(11)	Aggregate amount beneficially owned by each reporting person 13,671,478
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.75%
(14)	Type of reporting person (see instructions) IN

13D

CUSIP No. 343412102	Page 9 of 14

(1)	Names of Reporting Person James M. Bernhard Jr.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 54,460 (1)
	(8)	Shared voting power 13,671,478
	(9)	Sole dispositive power 54,460 (1)
	(10)	Shared dispositive power 13,671,478
(11)	Aggregate amount beneficially owned by each reporting person 13,725,938
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.79%
(14)	Type of reporting person (see instructions) IN

(1)	Represents 54,460 shares beneficially held by James M. Bernhard Jr.

Item 1. Security and Issuer.

This Statement relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Fluor Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 6700 Las Colinas Boulevard Irving, Texas 75039.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Schedule 13D filed September 11, 2019 (the “Original Statement”) filed by the Reporting Persons on September 11, 2019, as amended by that certain Amendment No. 1 to the Original Statement, filed by the Reporting Persons on March 16, 2020, and that certain Amendment No. 2 to the Original Statement, filed by the Reporting Persons on March 23, 2020 and as amended through this Amendment No. 3 (the “Statement”).

Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Statement. Capitalized terms used but not otherwise defined in this Amendment No. 3 shall have the meanings ascribed to them in the Statement. The filing of this Amendment No. 3 shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in the Original Statement or that this Amendment No. 3 is required under Rule 13d-2 of the Securities Exchange Act.

Item 2. Identity and Background.

No Change.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Statement shall be amended and restated as follows:

The shares of Common Stock reported to be beneficially owned by the Reporting Persons were acquired in the open market. All such purchases of Common Stock were funded by investment capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The amount of funds expended for such purchases by the Reporting Persons to this date is $177,238,136.00, including commissions and other execution-related costs.

Item 4. Purpose of Transaction.

No Change.

Item 5. Interest in Securities of the Issuer.

(a)-(b) As of the date of this Amendment No. 3, (i) ISICO-A may be deemed to be the beneficial owner of 5,403,232 shares of Common Stock, which represents 3.85% of the total number of shares of Common Stock outstanding, (ii) ISICO may be deemed to be the beneficial owner of 8,268,246 shares of Common Stock, which represents 5.90% of the total number of shares of Common Stock outstanding, (iii) BCP Fund II-A may be deemed to be the beneficial owner of 5,403,232 shares of Common Stock, which represents 3.85% of the total number of shares of Common Stock outstanding, (iv) BCP Fund II may be deemed to be the beneficial owner of 8,268,246 shares of Common Stock, which represents 5.90% of the total number of shares of Common Stock outstanding, (v) BCP Fund GP II may be deemed to be the beneficial owner of 13,671,478 shares of Common Stock, which represents 9.75% of the total number of shares of Common Stock outstanding, (vi) BCP Fund UGP may be deemed to be the beneficial owner of 13,671,478 shares of Common Stock, which represents 9.75% of the total number of shares of Common Stock outstanding, (vii) Mr. Jenkins may be deemed to be the beneficial owner of 13,671,478 shares of Common Stock, which represents 9.75% of the total number of shares of Common Stock outstanding and (viii) Mr. Bernhard may be deemed to beneficially own 13,725,938 shares of Common Stock, which represents 9.79% of the total number of shares of Common Stock outstanding, 54,460 of which he may be deemed to beneficially own on an individual basis.

BCP Fund UGP is managed by James M. Bernhard Jr. and Jeffrey Scott Jenkins. BCP Fund UGP is the sole general partner of BCP Fund GP II, which is the sole general partner of both BCP Fund II and BCP Fund II-A. BCP Fund II has dispositive voting power over ISICO, and BCP Fund II-A has dispositive voting power over ISICO-A.

Calculations of the percentage of shares of Common Stock beneficially owned are calculated in accordance with Rule 13d-3 and assume 140,174,400 shares of Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities Exchange Commission on October 25, 2019. The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Statement and are incorporated herein by reference.

Neither the filing of the Statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than ISICO, ISICO-A, and Mr. Bernhard, and only to the extent they directly hold the securities reported on the Statement) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims beneficial ownership of such shares of Class A Common Stock and any assertion or presumption that it or he and the other persons on whose behalf the Statement is filed constitute a “group.”

(c)

Except for the transactions set forth in Schedule I, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days. All such transactions were effected in the open market.

(d)

Except as described in Item 4, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Persons on the Statement.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of the Statement is hereby incorporated by reference into this Item 6, as applicable.

Item 7. Materials to be Filed as Exhibits.

No change.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement is true, complete and correct.

Date: March 25, 2020

ISICO-A LLC
By: BCP Fund II-A, LP, its managing member
By: BCP Fund GP II, LP, its general partner
By: BCP Fund UGP, LLC, its general partner

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

ISICO, LLC
By: BCP Fund II, LP, its managing member
By: BCP Fund GP II, LP, its general partner
By: BCP Fund UGP, LLC, its general partner

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

BCP FUND II, LP
By: BCP Fund GP II, LP, its general partner
By: BCP Fund UGP, LLC, its general partner

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

BCP FUND II-A, LP
By: BCP Fund GP II, LP, its general partner
By: BCP Fund UGP, LLC, its general partner

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

BCP FUND GP II, LP
By: BCP Fund UGP, LLC

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

BCP FUND UGP, LLC

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Attorney-in-fact

JAMES M. BERNHARD JR.

By:	/s/ James M. Bernhard Jr.
Name:	James M. Bernhard Jr.

JEFFERY SCOTT JENKINS

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins

SCHEDULE I

This schedule sets forth information with respect to each purchase of Common Stock that was effectuated by Bernhard Capital Partners through BCP Fund II, LP, ISICO, LLC, BCP Fund II-A, LP and ISICO-A, LLC during the past 60 days (based on settlement date).

ISICO, LLC (an affiliate of Bernhard Capital Partners)

Date	Number of Shares	Price Per Share	Total Cost(1)
3/13/2020	144,151	$7.01	$1,010,181
3/16/2020	382,696	$6.41	$2,454,803
3/17/2020	305,414	$6.49	$1,983,572
3/20/2020	225,002	$3.20	$720,231
3/23/2020	725,737	$5.29	$3,839,076
3/24/2020	649,535	$5.68	$3,686,891
3/25/2020	462,900	$5.73	$2,653,158
3/26/2020	424,677	$6.40	$2,717,466
3/27/2020	60,478	$6.11	$369.847

ISICO-A, LLC (an affiliate of Bernhard Capital Partners)

Date	Number of Shares	Price Per Share	Total Cost(1)
3/13/2020	94,202	$7.01	$660,149
3/16/2020	250,089	$6.41	$1,604,196
3/17/2020	199,586	$6.49	$1,296,251
3/20/2020	147,038	$3.20	$470,668
3/23/2020	474,263	$5.29	$2,508,803
3/24/2020	424,465	$5.68	$2,409,348
3/25/2020	302,500	$5.73	$1,733,809
3/26/2020	277,523	$6.40	$1.775,842
3/27/2020	39,522	$6.11	$241,693

(1)	Total cost excludes commissions and other execution-related costs.